CONSOLIDATED HEALTH CARE ASSOCIATES, INC.
                           38 Pond Street, Suite 305
                         Franklin, Massachusetts 02038


FOR IMMEDIATE RELEASE

August 13, 1997

Contact: Robert M. Whitty, President & CEO
         (508) 520-2422

                CONSOLIDATED HEALTH CARE ANNOUNCES PROPOSED SALE


FRANKLIN, MA - Consolidated Health Care Associates, Inc. (NASDAQ:CHCA) announces the signing of a non-binding letter of intent with Olympus Healthcare Group, Inc. whereby Olympus will acquire substantially all of the operating assets and assume certain liabilities of Consolidated in consideration of $5,000,000, consisting of 175,620 shares of common stock of Olympus and $750,000 cash, subject to completion of due diligence, signing of a definitive agreement and the approval of Consolidated shareholders and certain other customary conditions. The transaction is currently expected to close after a meeting of Consolidated shareholders in October.

Robert M. Whitty, President of Consolidated, stated "The proposed combination with Olympus will be good for all of Consolidated's clients, employees and shareholders as it will combine our operations with a group that is a marketplace leader in providing health care to New England. Olympus is in a much stronger position to assume the continued development of Consolidated's services."

Consolidated operates nine (9) rehabilitation clinics in Massachusetts, Pennsylvania and Delaware. In addition Consolidated offers home health rehabilitation services. Olympus provides a variety of post acute health care services in the New England regions.